Exhibit 99.1
James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited
Atrium, 8th Floor
Strawinskylaan 3077
1077 ZX Amsterdam,
The Netherlands
Telephone:31-20-301 2980
Fax:31-20-404 2544

15 June 2006
The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
Dear Sir
The Company’s dividend of US 4 cents per share announced on 15 May 2006 converts to 5.42 Australian cents per CUFS.
The dividend is payable in Australian currency on 6 July 2006 to CUFS holders registered at the 14 June 2006 record date.
American Depositary Receipt holders will receive payment in US currency.
Dutch withholding tax will be deducted from the dividend.

Sign here:	/s/ Benjamin Butterfield (Director/Company secretary)
Yours faithfully
James Hardie Industries N.V.
By: Benjamin P Butterfield
As: Company Secretary